EXHIBIT 8

LIST OF SUBSIDIARIES
--------------------

NAME                                              COUNTRY             OWNERSHIP
-----                                             -------             ---------

Tecnomatix Ltd.                                   Israel                  100%
Robcad Ltd.                                       Israel                  100%
Tecnomatix Technologies, Inc.                     U.S.                    100%
Tecnomatix Unicam, Inc.                           U.S.                    100%
Nihon Tecnomatix K.K.                             Japan                   100%
Zuken Tecnomatix K.K.                             Japan                    49%
Tecnomatix Technologies (Gibraltar) Limited       Gibraltar               100%
Tecnomatix Technologies S.A.                      Luxembourg              100%
Tecnomatix Europe S.A.                            Belgium                 100%
Tecnomatix GmbH                                   Germany                 100%
Tecnomatix Denmark Aps                            Denmark                 100%
Tecnomatix S.A.R.L.                               France                  100%
Tecnomatix Technologies Italia S.r.l.             Italy                   100%
Tecnomatix Technologies Limited.                  U.K.                    100%
Tecnomatix Technologies Sweden AB                 Sweden                  100%
Tecnomatix Machining Automation B.V.              The Netherlands         100%
Tecnomatix Unicam B.V.                            The Netherlands         100%
Tecnomatix Unicam GmbH                            Germany                 100%
Tecnomatix Unicam France S.A.S.                   France                  100%
Tecnomatix Unicam (Singapore) Pte Ltd.            Singapore               100%
Tecnomatix Unicam Taiwan Co., Ltd.                Taiwan                  100%
Tecnomatix Technologies (Shenzhen) Ltd.           China                   100%
Fabmaster China Limited*                          Hong-Kong               100%
View2Partner Israel Company Ltd.*                 Israel                  100%

* Inactive subsidiary.